Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES JANUARY 16TH, 2006 DISTRIBUTION
AND ADJUSTMENT TO EXCHANGEABLE SHARE RATIO

Calgary, December 7, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.35 per trust unit will be paid on January 16th, 2006 to unitholders of record on December 30th, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on December 28th, 2005. This distribution amount represents Distributable Cash earned in the month of December 2005.

Harvest also announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Operations Corp. from 1.16473 to 1.17475. This increase will be effective on December 15th, 2005.

As part of the Plan of Arrangement with Storm Energy Ltd. which closed on June 30, 2004, Harvest Operations Corp. issued Exchangeable Shares which are exchangeable into trust units at a ratio that adjusts upward each month in lieu of distributions. The Exchangeable Shares are not publicly traded. Holders of Harvest Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at 310, 606 - 4th Street SW, Calgary, AB, T2P 1T1 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary based energy trust actively managed to maintain or increase cash flow per trust unit through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

Investor & Media Contacts:

Corporate Head Office:
Jacob Roorda	Harvest Energy Trust
President	2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
David Rain
Vice President & CFO	Phone: (403) 265-1178
Toll Free: (866) 666-1178
Cindy Gray	Fax: (403) 265-3490
Investor Relations &	Email: information@harvestenergy.ca
Communications Advisor	Website: www.harvestenergy.ca